November 5, 2019

Michael W. Nall
Chief Executive Officer and President
Biocept, Inc.
5810 Nancy Ridge Drive
San Diego, CA 92121

       Re: Biocept, Inc.
           Registration Statement on Form S-1
           Filed November 4, 2019
           File No. 333-234459

Dear Mr. Nall:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Chris Edwards at (202) 551-6761 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Charles J. Bair